UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On July 17, 2017, Scorpio Tankers Inc. (the "Company") increased the size of its Board of Directors from eight to nine members and appointed Mr. Merrick Rayner to serve as a Class I Director, effective upon the closing of the Company's previously announced merger with Navig8 Product Tankers Inc.  The Board of Directors has determined that Mr. Rayner is an "independent director" as such term is defined under the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listing Manual.
Mr. Rayner has over 40 years of experience in the tanker business. From 1974 to 2003, he was a broker at H. Clarkson & Company Limited shipbrokers, with experience in both the deep sea tanker chartering business as well as new and second hand vessel sale and purchase. From 1987 to 1989, Mr. Rayner served as Director of Clarkson Sale and Purchase Division. From 1989 until leaving H. Clarkson & Company Limited in 2003, he was a director of the company, and also served as a director of Clarkson Research Studies from 1992 until 2003.  In 2003 Mr. Rayner joined E.A. Gibson's shipbrokers as a broker, where he developed the company's time charter group. He also served as a director of Gibson's from 2012 until his retirement in 2016.  Mr. Rayner currently resides in the United Kingdom.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-210284) that was filed with the U.S. Securities and Exchange Commission with an effective date of March 18, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: July 19, 2017	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer